January 7, 2015

VIA EDGAR

Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Iridium Communications Inc.

Form 10-K for the fiscal year ended December 31, 2013

Filed March 4, 2014

Form 10-Q for Fiscal Quarter Ended

September 30, 2014

Filed October 30, 2014

File No. 001-33963

Dear Mr. Spirgel:

Iridium Communications Inc. (the “Company”) hereby acknowledges that it has received the comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 11, 2014 with respect to the above-referenced filings (the “Comments”). Per a telephone discussion between Robert Shapiro, Staff Accountant, and Kathy Morgan, Vice President, Corporate Law of Iridium Satellite LLC, on December 17, 2014 and a letter submitted to you on December 18, 2014, the Company intended to respond to the Comments by January 12, 2014. Pursuant to a further request to Mr. Shapiro on January 7, 2015, the Company now intends to respond to the Comments by January 16, 2014.

Pursuant to the Staff’s letter, the Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

IRIDIUM COMMUNICATIONS INC.

By:	/s/ Thomas J. Fitzpatrick
Thomas J. Fitzpatrick
Chief Financial Officer and
Chief Administrative Officer

cc:	Brian F. Leaf, Esq., Cooley LLP